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                                                                     EXHIBIT 8.1

                                  May 15, 1996

America First Capital Associates
Limited Partnership Four
Suite 400
1004 Farnam Street
Omaha, Nebraska 68102

      Re:  America First Apartment Investors L.P.

Ladies and Gentlemen:

    We are acting as special tax counsel to America First Capital Associates Limited Partnership Four (the "General Partner"), the general partner of America First Apartment Investors L.P., a Delaware limited partnership (the "Partnership") in connection with the merger (the "Merger") of America First Tax Exempt Mortgage Fund 2 Limited Partnership, a Delaware limited partnership (the "Tax Exempt Partnership") and the Partnership pursuant to which (i) the separate existence of the Tax Exempt Partnership will cease and the Partnership will be the surviving partnership and will succeed to all of the assets and liabilities of the Tax Exempt Partnership and (ii) persons holding BUCs in the Tax Exempt Partnership will become BUC holders of the Partnership. As a result thereof, the General Partner and limited partner of the Tax Exempt Partnership will acquire the same interest in the Partnership as they had in the Tax Exempt Partnership and the persons holding BUCs in the Tax Exempt Partnership will acquire one BUC in the Partnership for each BUC they held in the Tax Exempt Partnership as of the effective date of the Merger. In connection therewith, we have been asked by the General Partner to render an opinion regarding the status of the Partnership for United States federal income tax purposes and certain federal income tax considerations relevant to the Merger. Any terms used in this letter but not herein defined will have the meanings ascribed to them in the Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, in connection with the solicitation of the consent of the BUC holders of the Tax Exempt Partnership to the Merger.

    In rendering our opinion, we have examined certain documents, including:

    (1)   the  Registration   Statement,  including   the  Consent  Solicitation
       Statement/Prospectus contained therein (the "Prospectus");

    (2) the form of Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"); and

    (3) the Agreement of Merger, dated March 28, 1996, by and between the Partnership and the Tax Exempt Partnership.

    As to various questions of fact which are material to the opinion set forth in this letter, we have relied upon certain representations, statements and information set forth in the foregoing documents. In addition, we have made such other investigations as we deemed necessary in connection with our opinion.

    As to matters of federal income tax law, we have based our opinion upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the legislative history of the Code, the Treasury Department Income Tax Regulations promulgated and proposed under the Code (the "Regulations") and the interpretations of the Code and the Regulations by the Internal Revenue Service (the "Service") and by the courts as of the date of this letter. The provisions of the Code or of the Regulations may be amended or the interpretations of the Service or of the courts may change in a manner which would affect our opinions, and any such changes may have retroactive effect.
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DISCUSSION OF PARTNERSHIP STATUS

    Section 301.7701-2(a)(3) of the Regulations provides that an unincorporated organization will not be classified as an association taxable as a corporation, assuming there are not other significant factors bearing on the issue, unless it has more corporate characteristics than noncorporate characteristics, excluding from consideration those characteristics common to all types of business organizations, such as associates and an objective to carry on business and divide the gains therefrom. The question of whether the Partnership will be treated as an association taxable as a corporation turns, in general, upon whether or not it has a preponderance of the four characteristics that distinguish a corporation from a partnership. The four characteristics are continuity of life, centralization of management, free transferability of interests and limited liability.

    Regulation Section 301.7701-2(b)(1) provides that a limited partnership will lack the corporate characteristic of continuity of life if "the death, insanity, bankruptcy, retirement, resignation, or expulsion of any member will cause a dissolution of the organization." Section 8.01 of the Partnership Agreement generally provides that the Partnership shall dissolve upon, among other things, removal or withdrawal of the General Partner. Furthermore, Regulation Section 301.7701-2(b)(3) provides that a limited partnership subject to a statute corresponding to the Uniform Limited Partnership Act ("ULPA") lacks continuity of life. See also Rev. Proc. 92-88 Section 4.02. The Partnership was formed under the Delaware Act which the Service has ruled is a statute corresponding to the ULPA. Rev. Rul. 95-2, 1995-1 I.R.B. 6. Accordingly, the Partnership lacks continuity of life within the meaning of the classification Regulations.

    Regulation Section 301.7701-2(c)(1) provides that an organization has the corporate characteristic of centralized management if any person or group of persons, other than a group consisting of all the members of the organization, has continuing exclusive authority to make the necessary management decisions for the conduct of the organization's business. Regulation Section
301.7701-2(c)(4) states that a limited partnership subject to a statute corresponding to the ULPA ordinarily has centralized management if
"substantially all" of the partnership interests are owned by the limited partners. The Partnership Agreement vests in the General Partner extensive authority to manage the Partnership, and generally allocates at least 99% of the profits and losses and generally provides for distribution of at least 99% of net cash flow from Partnership operations to the BUC holders. Therefore, the Partnership is likely to be viewed as possessing the corporate characteristic of centralized management.

    Section 301.7701-2(e) of the Regulations provides that a partnership has the corporate characteristic of free transferability of interests if each partner without the consent of the other members may substitute for itself in the same partnership a person who is not already a partner. Notwithstanding the free transferability of BUCs, the Partnership Agreement provides that no BUC holder may be admitted as a limited partner and that no other assignee of a limited partnership interest may be admitted to the Partnership as a substitute limited partner without the consent of the General Partner. Because, the General Partner has the right, in the exercise of its absolute discretion, to refuse to consent to a substitution of any assignee of limited partnership interests as a substituted limited partner, the Partnership does not have the corporate characteristic of free transferability of interests. See Regulations Section 301.7701-3(b)(2), Examples (1) and (2).

    Regulation Section 301.7701-2(d)(1) provides that an organization possesses the corporate characteristic of limited liability "if under local law there is no member who is personally liable for the debts of or claims against the organization." Therefore, limited liability should not exist with respect to the Partnership if any partner is personally liable for the Partnership's debts and obligations. Regulation Section 301.7701-2(d)(1) provides that a member of an organization is personally liable if "a creditor of an organization may seek personal satisfaction from a member of the organization to the extent that the assets of such organization are insufficient to satisfy the creditor's claim." The Delaware Act provides that, except as provided in the Delaware Act or in a partnership agreement, "a general partner of a limited partnership has the rights and powers and is subject to the restrictions and liabilities of a partner in a partnership without limited partners." The Delaware Act also provides that all partners (in a partnership without limited partners) are jointly and severally liable for
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partnership  debts  or  obligations.  The  Partnership  Agreement  contains   no
provision expressly restricting the General Partner's liability for Partnership debts or obligations. The General Partner, therefore, should be personally liable to Partnership creditors to the extent that Partnership assets are insufficient to satisfy creditors' claims.

    Regulation Section 301.7701-2(d)(2) provides, however, that personal liability does not exist with respect to a general partner if "he has no substantial assets (other than his interest in the partnership) which could be reached by a creditor of the organization and when he is merely a 'dummy' acting as the agent of the limited partners." Although there is no authority defining "substantial assets" in the context of Regulation Section 301.7701-2(d)(2), Revenue Procedure 89-12 as modified by Rev. Proc. 92-87, 1992-2 C.B. 496 and Rev. Proc. 92-88, 1992-2 C.B. 496 (discussed below) indicates that "close scrutiny" will be applied to determine whether a partnership lacks limited liability for advance ruling purposes when the corporate general partner's net worth (based on assets at current fair market value) does not at all times equal or exceed 10 percent of total contributions, to the partnership. We have been advised that the total assets of the General Partner are less than 10% of the total capital contributions made to the Partnership. However, because the General Partner is a limited partnership, its general partner is liable to the General Partner's creditors to the extent the General Partner's assets are insufficient to satisfy creditors' claims. The general partner of the General Partner has advised use that its total assets equaled approximately $5,598,000 as of December 31, 1995. Despite the absence of authority defining "substantial assets" for purposes of the Regulations and the possible failure of the General Partner to satisfy the 10 percent safe harbor set forth in Revenue Procedure 89-12, as modified, arguments can be made that the net worth of the General Partner is sufficient to constitute "substantial assets" within the meaning of the pertinent Regulations. Even if the General Partner's assets are deemed "insubstantial," in light of the conjunctive nature of Regulation Section 301.7701-2(d)(2), the absence of substantial assets alone should not be determinative of whether limited liability exists. See also Section 4.07 of Rev. Proc. 89-12 and Section 4.03 of Rev. Proc. 92-88. In this regard, it would appear that the General Partner should not be considered a mere "dummy" acting on behalf of the Limited Partners. See Philip G. Larson, 66 T.C. 159 (1976), acq. 1979-1 C.B. 1, in which it was held that the general partner of the limited partnership in question was not a "dummy" where the limited partners' control over the general partner was limited to the right to remove the general partner and where the Court found that the general partner was independent of and unrelated to the limited partners and was the "moving force" in the partnership. The General Partner has a significant participation in profits of the
Partnership and possesses, subject to certain restrictions, independent management authority under the Partnership Agreement. Accordingly, the Partnership should not have the corporate characteristic of limited liability.

    On January 30, 1989 the Service issued Revenue Procedure 89-12, specifying the conditions under which the Service will consider a ruling request that relates to the federal income tax classification of organizations as partnerships. For all ruling requests after October 19, 1992, Rev. Proc. 89-12 was modified by Rev. Proc. 92-87 and Rev. Proc. 92-88. Although, the Partnership would not satisfy all the criteria imposed by Revenue Procedure 89-12, as modified, Section 1.03 thereof provides that its criteria "are not intended to be substantive rules for the determination of partner and partnership status and are not to be applied upon audit of taxpayer's returns." Accordingly, we are of the view that failure to satisfy one or more of the Services' ruling guidelines does not provide, as a matter of law, a basis for classifying a partnership as a corporation for federal income tax purposes.

    In summary, although the Partnership may have the corporate characteristic of centralized management, it appears that it lacks the corporate characteristics of limited liability, continuity of life and free transferability of interests. Thus, under Section 301.7701-2(a)(3) of the current Regulations, because the Partnership does not have more corporate characteristics than noncorporate characteristics, it is our opinion that the Partnership qualifies for treatment as a partnership for federal income tax purposes and not as an association taxable as a corporation.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

    In addition to the foregoing opinion, we hereby confirm each other opinion expressed by us in the Prospectus under the heading "Material Federal Income Tax Consequences of the Transaction." To
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the  extent that the information included  in the Prospectus constitutes matters of federal income tax law, summaries of legal matters or legal conclusions, we believe such information is correct in all material respects.

    We are rendering no opinions regarding federal income tax or other matters except for those expressly set forth in, or confirmed by, this letter. This letter is being furnished to you solely for your benefit and the benefit of persons holding BUCs in the Tax Exempt Partnership in connection with the Merger and it may not be used, circulated, relied upon, filed or quoted by or to any other person, or used for any other purpose, without our prior written consent.

    We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our name under the headings "Material Federal Income Tax Consequences of the Transaction" and "Legal Matters" therein. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated pursuant thereto.

                                          Sincerely,
                                          /s/ Kutak Rock